Contact

www.linkedin.com/in/darylkato
(LinkedIn)

Top Skills

Management
Strategy
Forecasting

Certifications

Certified Public Accountant (CPA)

Daryl Kato

President | COO
Los Angeles Metropolitan Area

Summary

Top-down Thinker, Bottom-up Builder.

MBA & Big-4 CPA with 20+ years of dynamic public & private equity experience leading through both hypergrowth/start-up & challenging/turnaround environments across multiple FMCG verticals and product categories.

Demonstrated leadership in corporate development, supply chain, manufacturing, finance, accounting, sales, marketing, and IS/IT. Full financial responsibility for B2B/B2C/D2C businesses ranging from $5 million to >$1 billion in annual revenues.

Purpose-driven problem-finder and solver, specializing in developing sustainable, scalable, high-impact business models and integrated solutions.

Experienced in accelerating profitable growth, facilitating corporate transitions, building high-performance teams, coaching & mentoring, and optimizing allocation of resources. Effective collaborator with a proven track record of leading positive change in an organization's culture and shared values.

Specialties:
» Business Tranformation & Integration
» Organizational Design & Development
» Turnaround Strategy & Execution
» Value Chain Optimization
» Operational Efficiency & Effectiveness
» Strategic Planning & Analysis
» Cross-functional Alignment
» Financial Modeling & Storytelling
» KPI Development & Data Visualization
» Portfolio & Risk Management

Experience

Super7
President | COO
June 2023 - Present (8 months)
Toys, Collectibles, & Apparel

Outlaw
Board Member
December 2018 - Present (5 years 2 months)
Personal Care & Fragrances (D2C)

Kurvana
Chief Operating Officer
June 2022 - June 2023 (1 year 1 month)
Supply Chain, MFG, Accounting, Finance, HR, and Marketing Operations

Glass House Brands Inc.
3 years 4 months

Chief Operating Officer | Head of CPG
August 2020 - May 2022 (1 year 10 months)
Sales, Marketing, Supply Chain, & Manufacturing

[NEO: GLAS.A.U] Supported de-SPAC IPO, established company's CPG business unit, integrated two brand acquisitions, and grew flagship brand >30x from #64 in CA category market share to #1 (both $ and units) over the first 18 months since inception.
Source: BDS Analytics [05-2022]

Chief Operating Officer | Corporate Development & Integration
February 2019 - July 2020 (1 year 6 months)

Completed roll-up of 4 PE funds (23 entities) to form single c-corp with unified vision, mission, shared values, and strategic objectives with supporting KPIs.

Nissin Foods
3 years 7 months

Chief Financial Officer | Board Member
September 2017 - January 2019 (1 year 5 months)
Soups & Dry Pasta

[TSE: 2897.T] Led all financial operations for US subsidiary as an Officer and member of the Board of Directors.

VP Finance | Controller | IT | Business Intelligence (Interim CFO)
February 2017 - September 2017 (8 months)

Sr. Director, Business Operations
July 2015 - February 2017 (1 year 8 months)

Dakani Group
Managing Director
June 2011 - July 2015 (4 years 2 months)
Marketing & Product Development

We invest financial and intellectual capital in small businesses and transform them through the application of new business models, disruptive & emerging technologies, and organizational design.

We also provide strategy consulting and product development services for clients ranging from promising start-ups to Fortune 500 companies and brands. We help our clients bridge the gap between knowing and doing, applying both entrepreneurial and intrapreneurial thinking to build innovative concepts into commercially viable, sustainable products and businesses.

Co-founded and grew a digital out-of-home advertising & POS analytics company to >$5MM in annual sales across 3 revenue streams and led successful asset-sale exit in 2015 (acquired by Pelican Group).

Other portfolio companies & ventures span technology, healthcare, consumer products, and professional services.

Farmer Brothers
Director, Sales Finance
September 2014 - June 2015 (10 months)
Coffee & Allied Products

[NASDAQ: FARM] Led financial operations for the National Accounts Division and provided transition services in support of the company's HQ, plant, and distribution center relocation.

MUFG
FP&A Manager
September 2013 - September 2014 (1 year 1 month)
Operations Technology

[NYSE: MUFG] Led transition & integration services for bank payment operations & technology implementations.

Nestlé
Brand Finance Manager
December 2007 - May 2011 (3 years 6 months)
Confections & Snacks

[SWX: NESN] Cross-functional business partner, brand controller, and finance lead on various strategic projects, including:

Partner - Project:
Boston Consulting Group - Operational Turnaround
McKinsey & Company - Product Positioning
Deloitte Consulting - Organizational Development
Brynwood Partners - M&A Due Diligence
Nielsen Company - Consumer Analytics
Design Continuum - Business Development
Egg Strategy - Innovation Pipeline
M Industrial Design - Product Renovation

Nestlé Professional
Sales Finance Manager
January 2005 - December 2007 (3 years)
Beverages (Food Services)

[SWX: NESN] Cross-functional business partner, sales channel controller, and finance lead on various strategic projects, including:

Partner - Project:
Bain & Company - Long-term Growth Strategy
ETNA Technologies - Product Development
United Way - Volunteer Event for CFO Conference

J. G. Boswell Company
Hedge Accounting Manager
March 2003 - January 2005 (1 year 11 months)
Agriculture & Commodities

[OTCMKTS: BWEL] Corporate finance, strategic planning, hedge accounting and reporting, and special projects, including:

Partner - Project:
Oracle - UI Design & Application Integration
Ernst & Young - Corporate Audit

Deloitte
Senior Auditor
October 2000 - March 2003 (2 years 6 months)
Assurance & Advisory Services

Assurance and advisory services for clients across a variety of sectors including manufacturing, real estate, and financial services:

Client - Engagement:
Capital Group Companies - SAS 70 & SOX Compliance
American Funds - SEC Reporting
Nissan Motors - NMAC Audit
Payden Funds - SEC Reporting
Hilton Trust - Due Diligence

EY
Mentor Program
May 1999 - July 1999 (3 months)
Assurance & Advisory Services

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Education

University of Southern California - Marshall School of Business
MBA, Business, Management, Marketing, and Related Support Services · (2008 - 2010)

University of California, Los Angeles
BA, Business Economics | Accounting Minor · (1996 - 2000)

La Salle College Preparatory - Pasadena, CA
 · (1992 - 1996)